DelMar Pharmaceuticals, Inc.

Suite 720-999 West Broadway

Vancouver, British Columbia, Canada V5Z 1K5

June 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	DelMar Pharmaceuticals, Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-230929 CIK No. 0001498382

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), DelMar Pharmaceuticals, Inc., a Nevada corporation (the “Company”), hereby requests that the Registration Statement on Form S-1 (File No. 333-230929), originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on April 18, 2019, as amended by Post-Effective Amendment No. 1 to the Registration Statement, filed June 10, 2019, together with all exhibits thereto (collectively, the “Registration Statement”) be withdrawn effective immediately. None of the Company’s securities has been sold in connection with the offering covered by the Registration Statement.

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Company’s management has assessed that current market conditions are not conducive to an offering on terms that would be in the best interests of the Company’s shareholders. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a).

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. The Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably practicable.

Please send a copy of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Lowenstein Sandler LLP, via email at scole@lowenstein.com. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding this matter, please do not hesitate to contact Sarah Cole at (646) 414-6958. Thank you for your assistance with this application for withdrawal.

Sincerely,
DelMar Pharmaceuticals, Inc.

By:	/s/ Saiid Zarrabian
Name:	Saiid Zarrabian
Title:	Chief Executive Officer